                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------


                                    FORM S-8
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                              --------------------

                              U.S. WEST HOMES, INC.
                       F.K.A. SENIOR CARE INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          NEVADA                                                 68-0221599
(State or Other Jurisdiction of                               (I.R.S. Employer
Incorporation or Organization)                               Identification No.)

                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
          (Address of Principal Executive Offices, Including Zip Code)
                              --------------------

                   Various Consulting and Employment Agreements
                            (Full Title of the Plan)
                              --------------------

                         Resident Agents of Nevada, Inc.
                          711 S. Carson Street, Suite 4
                              Carson City, NV 89701

           (Name, Address, and Telephone Number of Agent for Service)

                         CALCULATION OF REGISTRATION FEE
                         -------------------------------

Title of Securities     Amount to be  Proposed Maximum  Proposed   Amount
to be Registered        Registered    Offering Price    maximum    of
                                      per share (1)     aggregate  Registration
                                                        Offering   Fee (2)
                                                        Price
-------------------     -----------  -------------    -----------  -----------
Common Stock,
par value $0.001        21,766,267    $.026            $565,923    $ 60.42
-------------------     -----------  -------------    -----------  -----------

         (1) Represents shares of Common Stock available for issuance and resale pursuant to awards granted or to be granted pursuant to various agreements.

         (2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 on the basis of the average high and low prices for the registrant's common stock as quoted on the over-the-counter bulletin board on December 22, 2002.

REOFFER PROSPECTUS
                                6,174,267 Shares

                              U.S. WEST HOMES, INC.

                                  Common Stock

         This prospectus relates to the offer and sale of 6,174,267 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

         Our common stock currently trades on the OTC Bulletin Board under the symbol "USWH.OB." On February 25, 2003, the last reported sale price of the common stock on the OTC was $0.0082 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS, AND INVESTORS SHOULD NOT BUY THESE SHARES UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 28, 2003

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY...........................................................1

RISK FACTORS.................................................................3

USE OF PROCEEDS.............................................................13

SELLING STOCKHOLDERS........................................................13

PLAN OF DISTRIBUTION........................................................14

INDEMNIFICATION.............................................................14

LEGAL MATTERS...............................................................18

EXPERTS.....................................................................18

WHERE YOU CAN FIND MORE INFORMATION.........................................18

INCORPORATED DOCUMENTS BY REFERENCE.........................................19

            --------------------------------------------------------

                           *FORWARD-LOOKING STATEMENTS

         Our disclosure in this reoffer prospectus (including documents incorporated by reference herein) contains "forward-looking statements." Forward-looking statements are our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. These include statements, among others, relating to our planned future actions, our research and development plans, our prospective products or product approvals, our beliefs with respect to the sufficiency of our cash and cash equivalents, plans with respect to funding operations, projected expense levels and the outcome of contingencies, such as future financial results.

         Any or all of our forward-looking statements in this reoffer prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. The uncertainties that may cause differences include, but are not limited to, the availability of necessary funds and our ability to raise capital when needed and on reasonable terms, or at all; the market success of our products and services; developing or contracting for the necessary manufacturing processes; gaining necessary regulatory approvals and the impact of competition and technological advances on our products and services.

         We will not update forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. You are advised to consult any further disclosures we make in our reports to the Securities and Exchange Commission including our annual reports on Form 10-KSB. Our filings list various important factors that could cause actual results to differ materially from expected results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

PROSPECTUS SUMMARY

OUR COMPANY

         U.S. West Homes is dedicated to building affordable housing through the development of master planned communities, real estate entitlements and subdivisions. Currently, U.S. West Homes has projects under development in Southern California, Nevada and is acting as a joint venture partner to assist the owners in the development of properties in Northern Baja California.

         U.S. West Homes also owns Noble Concepts, a manufacturer of high-quality "Craftsman Mission" furniture which is distributed throughout the United States to a variety of furniture retailers. U.S. West Homes also utilizes Noble to furnish its models and homes.

         U.S. West Homes, Inc. ("U.S. West Homes" or the "Company") was organized February 26, 1968 under the laws of the State of Idaho as Golden Chest, Inc. ("Golden Chest"). During 1998 and through April 1999, the Company was inactive. On August 26, 1999, Golden Chest changed its name to Senior Care Industries, Inc. and on August 26, 1999, the Company reincorporated in Nevada. On September 18, 2002, the Company again changed its name to U.S. West Homes, Inc.

         On April 2, 1999, the Company transferred its existing assets which consisted of patented mining claims to Paymaster Resources Incorporated ("Paymaster"). Paymaster had assets with a carrying value of approximately $21,000; there were no liabilities. Paymaster was a company that was controlled by the directors of Golden Chest who thereafter resigned and new directors were appointed. The purpose of this transfer was to leave Golden Chest with no assets and no liabilities. The Company then reduced the number of common shares outstanding to approximately 180,000 shares by a one (1) for 100 stock split, approved increasing the authorized common stock to 50,000,000 shares, $0.001 par value, and increasing the authorized preferred stock to 5,000,000 shares, $0.001 par value. The assets and liabilities were recorded at historical costs since the companies were under common control.

         On April 30, 1999, the Company completed the purchase of various assets, and assumed related mortgage liabilities from various, then, unrelated parties. East-West Community Developer, Inc. previously acquired rights to the properties and assigned their rights to U.S. West Homes. Management acquired undeveloped land, acquired partially-developed commercial real estate projects, and an equity interest in certain land held for development.

         On May 1, 2000, the Company acquired Noble Concepts Fidelity, Inc. ("Noble"), a manufacturer of wood furniture and cabinets in San Diego, California. Management acquired Noble to improve its operations, to generate cash flows and to enable the Company to manufacture cabinets for any homes being built.

         U.S. West Homes wholly owns or owns a majority interest in the following subsidiaries: [unless noted below, U.S. West Homes wholly owns these subsidiaries]:

         Noble Concepts Fidelity, Inc., a Nevada corporation, formed in June of 1999 and is the furniture manufacturing company which is headquartered in San Diego, California and is also registered to do business in California and is subject to its laws.

         Senior Care Flamingo Management, Inc., a Nevada corporation formed on March 1, 2002 that is the general partner of Flamingo 55 Associates, L.P., a limited partnership that owns all of the stock in Flamingo 55, Inc. which owns real property in Las Vegas, Nevada where the partnership will develop a total of 54 town homes.

         Senior Care San Jacinto Management, Inc., a Nevada corporation formed on March 1, 2002 that is the general partner of San Jacinto Partners, L.P., a limited partnership that owns all of the stock in S.R.I. SFR, Inc., a Nevada corporation formed in January, 2001 that owns real property where The Cottages at San Jacinto will be built near Palm Springs, California.

         Mantis Investments, Inc., a Nevada corporation, which owns 750 acres of raw land and a 46 pad mobile home park in Oasis, Nevada.

         Evergreen Manor II, LLC, a Delaware limited liability company formed in September of 1998 is the owner and developer of the Evergreen Manor II condominium project in Los Angeles, California which is currently in its sales mode. U.S. West Homes owns the membership interests in this limited liability company and our president, Craig H. Brown is the managing member of that limited liability company.

         U.S. West Construction, Inc., a Nevada corporation owned 80% by U.S. West Homes and 20% by its construction manager and president, Richard Greene. This corporation is a California licensed general contractor building contractor licensed to build homes.

         Our executive offices are located at 410 Broadway, 2nd Floor, Laguna Beach, California 92651, and our telephone number is (949) 376-3125.

                                  THE OFFERING

         This offering relates to the offer and sale of 6,174,267 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

         The shares which the selling stockholders are offering are already issued and outstanding and the resale of these shares by the selling stockholders will not affect the total number of outstanding shares.

Common stock outstanding before and after the offering...............617,426,667

OTC Bulletin Board symbol for common stock..........................."USWH"

                                  RISK FACTORS

         This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information in this prospectus before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

U.S. West Homes has a history of operating losses
-------------------------------------------------

         U.S. West Homes has historically operated at a loss and incurred a loss on its operations. Losses for the year ended December 31, 2001 totaled $21,092,000 before taking into consideration an extraordinary gain of $676,000 from the sale of property which reduced the total loss to $20,416,000. For the year ended December 31, 2000 the loss was $5,920,000. These reported losses were as restated in the Annual Report filed on Form 10K-SB/A on November 25, 2002.

         The net loss on continuing operations for the year ended December 31, 2001 was $1.72 per share based upon a weighted average of 12,290,862 common shares outstanding, both basic and diluted before taking into consideration an extra-ordinary gain of $0.06 per share from the sale of property which reduced the loss per share to $1.66 per share. The net loss on continuing operations for the year ended December 31, 2000 was $18.28 per share, based upon a weighted average of 323,862 common shares outstanding, both basic and diluted.

         U.S. West Homes had a net loss on continuing operations for the quarter ended September 30, 2001 of $1,402,000 as compared to a loss of $6,147,000 for the quarter ended September 30, 2002. The loss was higher for the quarter ended September 30, 2002 for two reasons: a substantial increase in interest expense and the loss in carrying value of marketable securities which added $3,980,000 to the loss from continuing operations.

         The net loss on continuing operations for the quarter ended September 30, 2001 was $0.09 per share based upon a weighted average of 15,375,044 common shares outstanding, both basic and diluted. The net loss on continuing operations for the quarter ended September 30, 2002 was $0.14 per share, based upon a weighted average of 42,997,972 common shares outstanding, both basic and diluted.

         The net loss on continuing operations for the nine month period ended September 30, 2001 was $16,804,000 as compared to a net loss of $12,430,000 for the nine month period ended September 30, 2002. This resulted in a net loss per share, both basic and diluted of $1.52 for the nine month period ended September 30, 2001 based upon a weighted average of 11,065,940 shares outstanding, both basic and diluted as compared to a net loss of $ 0.20 per share, both basic and diluted, for the nine month period ended September 30, 2002 based upon a weighted average of 62,472,398 shares outstanding, both basic and diluted.

         When the loss on continuing operations is combined with the gain or loss from discontinued operations, then the following picture is shown. The net loss on discontinued operations for the nine month period ended September 30, 2001 was $709,000 as compared to a gain of $957,000 for the same period ended September 30, 2002. This translates into a loss for the nine month period ended September 30, 2001 of $0.08 per share basic and diluted as compared to a gain of $0.00 per share for the period ended September 30, 2002 per share, basic and diluted.

         U.S. West Homes will continue to suffer losses into the future foreseeable future.

U.S. West Homes has only been in business for a short time
----------------------------------------------------------

         U.S. West Homes was a development stage company until the third quarter of 1999 when it actually commenced operations after the purchase of a group of assets from East West Community Developer, some of which were in the construction stage of development. At that time, the Company had little income other than from rents which it realized from its office building in Laguna Beach, California, from a strip mall in Nevada and from a partially completed complex in Nevada. At that time, income from the sale of condominiums which were under construction at the beginning of the year 2000 was at least ten months away. The Noble Furniture acquisition which became effective on April 28, 2000, gave the Company a regular income stream from furniture sales that did not depend on whether it had real estate sales from condominiums or other development projects.

         U.S. West Homes is dependent upon its income stream from furniture manufacturing and from condominium sales from its Evergreen Manor II project. U.S. West Homes started actually selling condominiums during the second quarter of 2001 at its Evergreen Manor II project in Los Angeles, California. Once that income stream is completed, it is unlikely that there will be any further income from real estate development sales until for at least one year. The reason for this is because U.S. West Homes has not yet commenced construction on its 3 planned projects which are next to come on line for sales. The main reason that construction has not commenced on these projects is because U.S. West Homes has not yet obtained construction financing.

U.S. West Homes can only continue as a going concern as long as it has revenues and net income
-------------------------------------------------------------------------------

         U.S. West Homes must continue to build new homes, townhouses and condominiums in order to continue its cash flow from operations. This is because the income from furniture manufacturing has been flat over the last two years. Presently, we are receiving income from the sale of condominiums at Evergreen Manor II but those are selling out. There are presently only 13 units left to be sold. After those sales are concluded, there will be no further projects coming on board for sale for at least the next several months. To actually build projects, U.S. West Homes must obtain construction financing. There is no assurance that construction financing will always be available or that U.S. West Homes will be able to obtain it on favorable terms which management is willing to accept. Presently, U.S. West Homes does have has a credit line with a financial institution, which is secured by substantially all the assets of Noble Furniture, and guaranteed by the Company. Noble can borrow 80% of eligible accounts receivable. Eligible accounts receivable are receivables which are due within a period of 90 days. The agreement expires August 31, 2005. The agreement requires the Company to pay an annual fee of $27,000, and a monthly administrative fee equal to 0.34% of the gross accounts receivable balance, payable monthly. Since inception of the agreement in August 31, 2000, the Company has been required to pay the minimum interest of $10,000 per month causing the effective interest rate to exceed the maximum stated rate of 12.5%, per annum. The weighted average effective interest rate on borrowings under this agreement during the year ended December 31, 2001 was approximately 33% per annum.

         At September 30, 2002, the Company has an unsecured credit line with an affiliate which accrues interest at 10%, per annum, payable together with the principal advanced, four (4) years from date of each advance. The credit line currently has no expiration date. The note holder has granted an irrevocable commitment of up to $4,500,000 through December 31, 2005. As of the date of this prospectus, the balance due on this credit line is approximately $3,200,000.

         U.S. West Homes presently has three development projects that have not yet commenced construction and one project which is complete in the selling phase.

         What follows is an update of the current status of each of the projects as of the date of this prospectus:

1. Evergreen Manor II, LLC:

         Evergreen Manor II is a 47 unit senior condominium project located in Monterey Park, California near Los Angeles. The managing member of this limited liability company is Craig H. Brown, president of U.S. West Homes. U.S. West Homes owns a 59.2% membership interest in this limited liability company. The acquisition price of the property was $2,800,000 in April of 1999. U.S. West Homes assumed the construction loan on the property which at that time was approximately $1,655,000 and was fully due and payable at the end of February, 2002. The balance was paid in stock in Senior Care valued at $1,145,000. Costs incurred to compete the construction totaled approximately $4,026,000, including interest. The loan balance increased as construction was completed until December 31, 2000 when the loan balance reached $4,830,817. As of December 31, 2002, a total of 34 units had been sold. A total of 13 still remain to be sold. The loan balance had been reduced to $2,040,000 as of September 30, 2003. The interest rate on this loan is prime plus 1.25%, the actual rate as of December 31, 2002 being 6.25% per annum. The construction loan will be paid in full under the release provisions of the loan once a total of 40 units have been sold. After reducing the carrying value to account for units which had already been sold as of September 30, 2002, the carrying value of the property at that date totaled $3,576,000.

2. The Cottages at San Jacinto:

         The Company owns 31 acres of raw land outside San Jacinto, California which has been subdivided into lots which will allow the construction of 223 single family homes for seniors. The project is scheduled to be built in three phases with 86 homes in the first phase of construction together with a clubhouse which will serve the entire gated 223 home senior community. The project which had a carrying value of $ 4,178,000 as of September 30, 2002. It was originally purchased by the company for $3,000,000 in cash and stock and is estimated to have a present fair market value of $4,750,000 based upon an appraisal made on October 23, 2002.

         A subsidiary, U.S. West Construction, Inc., headed by Richard Greene, a seasoned builder and developer, has been engaged as the contractor to build the initial phase of this Prudential New Home Realty has been engaged to be the selling agent on the project. A permit to sell homes has been filed with the California Department of Real Estate and management believes that sales will be able to commence as soon as the four model homes are completed showing the four styles of homes being built in the complex. At that point we anticipate a sales office on site where prospective buyers will interact with sales personnel from Prudential New Homes Realty and will be able to visit each of the four models which will be fully furnished and decorated by our decorating consultant. A permit has been issued by the California Regional Water Quality Control Board. The initial grading permit has been filed with the City of San Jacinto and is presently under review by the plan check committee. As of September 30, 2002, the company had spent a total of $673,000 in entitlements and development costs associated with this project and had capitalized interest in the amount of an additional $401,000.

         The homes which will range in price from $149,900 for a 1,250 square foot home to $179,900 for a 1,600 square foot home are expected to sell at the rate of approximately 6 to 7 homes per month based upon our most recent market studies. Pro forma studies done by our contractor to estimate actual cost of construction when taken together with market studies as to sale prices for the homes demonstrates that the project should result in gross revenues of approximately $37,700,000 with a cost of construction including finance costs of $31,600,000 resulting in an estimated profit on sales of $6,100,000 over the next two years.

         The appraisal by Morgan Appraisal & Consulting, John A. Morgan, OREA, concluded that as of October 23, 2002, the "as is" value of the 223 lots was $4,750,000 and that the finished lot value would be $9,250,000 when all site improvements have been completed such as streets, sidewalks, water access, utility access, hydrants and the like. As a result the property is believed to have a present fair market value that is $572,000 greater than the carrying value.

3. Flamingo 55:

         The Company owns 7.1 acres in Las Vegas, Nevada which has already been subdivided into 54 townhome lots. The project is the last phase of a pre-existing housing development project in Las Vegas and envisions the construction of 54 town homes in eight home clusters. This project had a carrying value as of September 30, 2002 of $1,351,000 and a present fair market value of approximately $1,400,000 based upon local realtor opinion of value. The town homes which will range in price from $132,750 for a 1,050 square foot home to $159,000 for a 1,444 square foot home will result in expected gross sales of approximately $7,971,000 with sales anticipated at the rate of 8 homes per month based upon our most recent market analysis. Sales are expected to gross $7,850,000 with an estimated construction cost of $6,800,000 for an anticipated profit on sales of $1,050,000. These estimates were developed in consultation with the realtor who conducted a market study and our contractor who developed cost estimates for construction. As with the San Jacinto development, we will use Prudential Realty as our seller in the Nevada project and it will be built by U.S. West Construction, Inc., our subsidiary headed by Richard Greene.

         For purposes of determining the cost of construction, the cost approach was utilized relying upon the Marshall Valuation Cost Book which is used in the Las Vegas/Henderson Valley for this purpose.

         The property was last appraised by Gary H. Kent, MAI as of October 10, 2001, who concluded that the property had an "as is" market value of $1,155,000. There has been no complete appraisal since that time.

4. Oasis Planned Urban Development:

         The Company owns 750 acres of raw land and an existing 48 pad trailer park outside Oasis, Nevada. This land has been approved for planned urban development by the county. The present carrying value of this property was $24,873,000 as of September 30, 2002.

         Water permits allow the developer to access up to 1,600 acre feet of water which engineers inform us would support a community of 60,000 persons.

         The project which will develop a total of 366.50 acres of land zoned for commercial, public and industrial uses, 388.3 acres of land for single family residential, multi family and open space uses and the 48 existing mobile home park is located on the convergence of Interstate 80 and State Route 233. Presently there are two vacant commercial buildings, a single family residence, gas station and motel on the east corner of the convergence together with the mobile home park, all on the property. The plan is to develop over the next several years 217 residential lots of 7,200 square feet, 235 lots of 10,000 square feet, 230 lots of 14,000 square feet, 35.5 acres of multi family residential, 169.9 acres of general commercial, 5.8 acres dedicated to fuel service and mini mart, 33.5 acres for a hotel & casino complex, 114.9 acres for a second hotel and casino complex, a recreational vehicle park of 22.9 acres with 6 lots per acre, a 189.7 acre golf course, 14.3 acres for public services,
17.2 acres for parks and recreation, 70.6 acres of greenway open space and 39.2 acres for a sewer treatment plant. It is estimated that the total cost of development of the entire project will be approximately $55 million, not including price inflation, to be spent for construction and development over the next ten years.

         Solomon International Appraisal Service, Inc., Edward Solomon, concluded that the present fair market value of the unimproved 754.80 acres of raw land was $22,120,000 as of December 31, 2001 and that the mobile home park had a present fair market value of $585,000 as of the same date.

         We have hired an architect and two engineering firms to assist it in redesigning the master plan overlay such that the golf course is more thoroughly spread out over a greater portion of the property thus allowing for a greater number of residential lots to be golf course oriented. We believe that the additional golf course oriented lots will increase the value of the project and, in future, the marketability of the project and ultimate cash flow to U.S. West Homes.

U.S. West Homes has a continual need for additional capital
-----------------------------------------------------------

         Our greatest requirement for cash during the next two years will be the need for cash for real estate development project. Initially, there is the need for cash to purchase land. Secondly, there is a need for cash to provide the entitlements to ready property for construction. Finally, there is the need for cash to build the project.

         U.S. West Homes attempts to purchase land in exchange for stock, either common or preferred or, in certain circumstances, a combination of both. In these instances there may be no requirement for cash other than for entitlements which may need to be done either prior to the taking of title or after we secure title. When there is a need for cash, then we anticipate raising that cash by the formation of a limited partnership where the limited partners will receive an equity participation in the ownership of the project in exchange for cash. U.S. West Homes or its subsidiary acts as the general partner in these transactions and would normally hold a controlling interest in the partnership. Monies invested in these partnerships is used for the purchase of land and securing of entitlements when necessary.

         Once the land has been purchased and all entitlements obtained, the money for construction generally will come from construction loans which U.S. West Homes will obtain directly from bank lenders or other institutions.

         Additionally, U.S. West Homes already has a credit line for Noble Furniture from Celtic Capital which U.S. West Homes believes will meet Noble's requirements for the immediate future for that subsidiary.

         Also, U.S. West Homes has an equity line with Richfield Financial, a company which is owned and controlled by Mervyn A. Phelan, Jr., the son of U.S. West Homes's chairman and Chief Executive Officer, where the Company has the ability to borrow up to a maximum of $4,500,000.

         As of the date of this prospectus, U.S. West Homes has received a commitment for a construction loan on its project in San Jacinto. However, U.S. West Homes has not yet accepted that commitment. If U.S. West Homes does not accept this commitment and is unable to find another loan that is not acceptable to the Company or is unable to obtain a suitable loan, this would seriously impact U.S. West Homes's ability to complete these planned projects. However, management believes that if it became impossible to find such financing, U.S. West Homes could sell the projects to others and would not suffer material losses due to the enhancements to the value of those projects which U.S. West Homes has already completed such as the recording of a plot map, completion of engineering and plan approvals.

         Subsequent to the next twenty-four months, we plan to finance our long-term operations and capital requirements with the profits and funds generated from the revenues from the sale of our condominiums, single family residences, from rents from our buildings including both commercial and residential properties, from profits in our manufacturing facility, investment funds received from limited partnerships and further borrowings against credit lines which we already have available to us. We may obtain future funding through new private financings and public offerings of debt and equity securities and most certainly, will continue to borrow money from banks and savings institutions to continue construction projects and real estate development projects.

U.S. West Homes has its real estate property mortgaged and some of those loans are delinquent
------------------------------------------------------------------------------

         As of September 30, 2002, the Company reported real estate inventory of $3,576,000, real estate held for development with a value of $31,186,000 and construction in progress for capitalized interest of $532,000 and entitlements and development costs totaling $2,236,000. The mortgage debt on these properties totaled $5,586,000 or mortgage debt was 16% of the value of the Company's real estate assets.

         The following loans are fully due and payable:

         The promissory notes totaling $2,257,000 in connection with the Evergreen condominium development were due and payable in full in February, 2002. The lenders have agreed to allow Evergreen to pay these notes in an orderly manner as the units are sold. Evergreen is presently under the aegis of the Bankruptcy Court and the creditors have not taken any action which would jeopardize the interest which U.S. West Homes has in that asset.

         A loan due on our Signature property development in New Mexico is also fully due and payable in the amount of $128,000. Foreclosure on this loan may occur within the next several months unless the loan is paid either by a refinance or sale of the property. The Company does have the ability to pay this loan should it determine that it is in the best interest of the Company to do so and in the event the property cannot be sold.

         The second loan of the Flamingo 55 property in Las Vegas is also delinquent in the amount of $54,000. The lender is presently in bankruptcy in Nevada and U.S. West has been negotiating with the bankruptcy trustee in that case to settle the payment of this loan by payment in full. U.S. West Homes does have the ability to pay this loan if and when the bankruptcy trustee determines to accept a negotiated payment amount. The Company believes that the bankruptcy trustee has no intention of commencing foreclosure proceedings to enforce collection of the note. The reason for this belief is that the bankruptcy trustee may not have the right to foreclose this loan due to complex legal problems which exist in connection with the bankrupt estate of the lender. However, if U.S. West Homes determined that it wished to pay the note in full, it believes that it could do so by tendering the amount due to whomever is entitled to the funds.

         The loan due in the amount of $1,922,000 on the San Jacinto project was also due in August, 2002. Another loan in the amount of $551,000 with respect to that property which was also due was paid in December, 2002 by Richfield Financial and that entity now holds this note and has granted an extension to U.S. West Homes for an additional two years. The holder of the first loan of $1,922,000 has taken no action to foreclose his loan, has continued to accept monthly interest payments and has been closely monitoring the progress of the Company as it moves to begin building the project. Also, negotiations have commenced to extend the loan and build into it release provisions which would allow lots to be sold as homes are built and pay off the loan in increments as the homes are sold.

         If U.S. West Homes is not able to find the necessary money to pay off these loans this would seriously impact U.S. West Homes's ability to complete these planned projects. However, management believes that if it became impossible to find such financing, U.S. West Homes could sell the projects to others and would not suffer any loss due to the enhancements to the value of those projects which U.S. West Homes has already completed such as the recording of a plot map, completion of engineering and plan approval.

         The following table shows the increase in value of the following buildable projects where U.S. West Homes is presently working to obtain construction loans based upon recent appraisals:


Name of project             Purchase price    Additional     Total                  Appraisal
                                              Investment     Investment
---------------------------------------------------------------------------------------------------
Flamingo 55                 $   990,000       $   361,000     $ 1,351,000            $ 1,400,000

The Cottages at San Jacinto   3,000,000         1,178,000       4,178,000              4,750,000
                            -----------         ---------     -----------            -----------
Total:                      $ 3,990,000         1,519,000     $ 5,529,000            $ 6,150,000


U.S. West Homes's real estate developments may not be successful due to factors which may be beyond management's control
-------------------------------------------------------------------------------

         As part of its business strategy during the next few years, U.S. West Homes plans to develop a number of resort, commercial and residential properties. U.S. West Homes's ability to achieve its development potential will depend upon a variety of factors, many of which are beyond Managements' control. The successful development of additional properties involves a number of risks, including the possibility that the Company may be unable to locate suitable sites at acceptable prices or may be unable to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations. Development schedules may be changed by the Company in order to accommodate requirements of staffing of new projects and to allow a phase-in of start-up losses inherent in the marketing and lease-up of new facilities. Certain construction risks are beyond the Company's control, including strikes, adverse weather, natural disasters, supply of materials and labor, and other unknown contingencies which could cause the cost of construction to exceed estimates. If construction is not commenced or completed, or if there are unpaid subcontractors or suppliers, or if required occupancy permits are not issued in a timely manner, cash flow could be significantly reduced. In addition, any property in construction carries with it its own risks such as construction defects, cost overruns, adverse weather conditions, the discovery of geological or environmental hazards on the property and changes in zoning restrictions or the method of applying such zoning restrictions. The nature of licenses and approvals necessary for development and construction, and the timing and likelihood for obtaining them vary widely from country to country, state to state, and from community to community within a state.

As a result of all of these factors, U.S. West Homes may not realize the profit potential which it originally anticipated.

Governmental regulations and environmental regulation could effect U.S. West Homes's ability to start or finish its construction projects
--------------------------------------------------------------------------------

         U.S. West Homes and its subcontractors must comply with various federal, state and local ordinances, rules and regulations concerning zoning, building design, construction and similar matters. The operations of the company are affected by various federal, state and local environmental laws, ordinances and regulations, including regulations pertaining to availability of water, municipal sewage treatment capacity, land use, protection of endangered species, population density and preservation of the natural terrain and coastlines. These and other requirements could become more restrictive in the future, resulting in additional time and expense to obtain approvals for development.

U.S. West Homes holds promissory notes which it received from a Mexican entity that is developing property in Mexico and the collectability of those notes may depend upon the ability of the Mexican entity to develop properties which may have restrictions and environmental regulations that would be different from those we know in the United States
--------------------------------------------------------------------------------

         U.S. West Homes sold Senior Care International which holds contracts for deeds to property in Baja California. The corporation who purchased the stock in Senior Care International intends to develop the properties located there. We expect that there will be considerable governmental regulation and there may be environmental impact regulations which are considerably different from those with which we are familiar in the United States. To comply with these requirements may add costs to our developments since we will be required to retain Mexican personnel who are familiar with these regulations. Our present management staff has no expertise in Mexican governmental regulation. This fact could severely impact U.S. West Homes's ability to complete the projects in Baja California and could substantially add to the cost of developing those projects.

Mexico has its own currency which may result in an unfavorable currency exchange when U.S. West Homes exchanges dollars for pesos or pesos for dollars
--------------------------------------------------------------------------------

         Our foreign operations are also subject to exchange rate fluctuations, which could affect the U.S. West Homes's financial statements and the payment on the Mexican promissory notes. Even though the Mexican Peso is currently pegged to the United States Dollar and changes only when the U.S. Dollar changes thus reducing the impact of fluctuations between the United States and Mexico, this pegging of one currency to the other has not always been the case over the last several years, and as a result, there is no guarantee that the relationship between the currencies will remain the same as is currently the case. U.S. West Homes has based its anticipated operations in Mexico on the current relationship between the currencies and has not taken other factors into consideration which could result in the Mexican currency being devalued as opposed to the U.S. Dollar.

There is no assurance that U.S. West Homes will be able to identify new projects or find new land to develop at a price that is reasonable
--------------------------------------------------------------------------------

         From time to time, if our resources allow, we intend to explore the acquisition of additional properties which fit into U.S. West Homes's goal of becoming a major developer of senior homes, condominiums and townhouses in our market area which is in the Southwestern United States. There can be no assurance that we will be able to identify any such properties and, even if suitable properties are identified, there can be no assurance that we will have sufficient funds to acquire those properties or that the development of those properties will become viable.

         In short, we may not be able to find suitable sites for development at affordable prices, we may not be able to obtain the required permits and authorizations required to build on the sites that we do identify and we must seek to avoid potential construction risks that are always present on any project.

U.S. West Homes has substantial competition from other builders who also build housing for seniors
------------------------------------------------------------------------------

         The principal competitors of U.S. West Homes are such operations as the Del Webb Company and others who also build housing for seniors. Some of those companies are substantially better capitalized and have far greater experience in building for the senior market. Since U.S. West Homes is a fairly new company and has only completed one senior project, it has a disadvantage when compared to other competitors in the field. U.S. West Homes management does have considerable experience building homes and condominiums but has never built strictly for the senior population before the completion of the Evergreen Manor II project in Los Angeles.

U.S. West Homes common stock is traded in a market that tends to be volatile
----------------------------------------------------------------------------

         U.S. West Homes is listed only on the over-the-counter bulletin board and as such, the trading in its stock tends to be more volatile then in other markets. Also, unless someone wants to buy U.S. West Homes stock, you may not at any given time be able to sell your common stock once your Series G preferred shares are converted back to common shares. This is because the over-the-counter market does not have a specialist who maintains an inventory in the stock of a given company. There must be a willing buyer and a willing seller at any given time in order to make a trade in U.S. West Homes securities.

Over-the-counter securities may not be liquid or easily sold
------------------------------------------------------------

         Sales of a substantial number of shares of common stock in U.S. West Homes at one time may not be possible due to the fact that its stock is only traded on the over-the-counter bulletin board and as explained above, there may not be a buyer for your stock at the time you need to sell it. Also, if you try to sell a substantial number of shares at one time, it could result in a quick reduction in the bid price of the stock reducing the amount of money that you will be able to get for it when you decide to sell it. As a result, you may need to hold onto your shares longer than you had planned before they can be liquidated and then, you may not get what you hoped to get for them.

Being on the over-the-counter bulletin board also reduces U.S. West Homes's ability to raise capital in the public market
---------------------------------------------------------------------------

         Because U.S. West Homes's stock is listed only on the over-the-counter bulletin board, we may have difficulty in raising capital by selling our stock or by selling debentures which are convertible into stock. Because U.S. West Homes is traded only on the over-the-counter bulletin board, investors may not want to buy U.S. West Homes securities when other companies who are also trying to raise money are listed on the NASDAQ or American stock exchanges where their stock has greater liquidity, less volatility and a regulated market environment.

U.S. West Homes's directors and executive officers control the corporation
--------------------------------------------------------------------------

         U.S. West Homes's directors and executive officers and their affiliates including relatives of the directors and executive officers beneficially own approximately 52.6% of our outstanding shares of common stock.

         As a result, these stockholders, acting together, would be able to significantly influence or determine many matters requiring approval by the stockholders of U.S. West Homes, including the election of Directors.

         The following sets forth the number of shares of our common stock beneficially owned by the officers and directors and (iii) officers and directors as a group.

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)      CLASS
-------------------                  ---------------------------      ----------

(i)  Officers and Directors
     The address for all officers and directors is 410 Broadway, 2nd Floor, Laguna Beach, CA 92651 unless otherwise noted

Mervyn A. Phelan, Sr.
through Aliso Circle Trust
and Silver Streak Investments       160,000,000                      24.3%

Craig Brown
through Vista de Catalina Trust     165,408,000                      25.2%

David Edwards                        21,500,000                       3.5%
Westgate House
Long Melford
Suffolk, UK CO109DR

NAME AND ADDRESS                     AMOUNT AND NATURE OF             PERCENT OF
OF BENEFICIAL OWNER                  BENEFICIAL OWNERSHIP (1)(2)(3)   CLASS
-------------------                  ---------------------------      ----------

John Tanner                          21,500,000                       3.5%
Westgate House
Long Melford
Suffolk, UK CO109DR

(ii) Officers &
Directors as a group                368,408,000                      52.6%

(1) All ownership is beneficial and of record, unless indicated otherwise and includes shares issuable upon exercise of outstanding options, warrants or other common stock equivalents which are exercisable within 60 days.

(2) Mervyn A. Phelan, Jr., Trustee of the Aliso Circle Irrevocable Inter Vivos Trust is the son of Mervyn A. Phelan, Sr., Chief Executive Officer of Senior Care and Chairman of the Board of Directors. The beneficiaries of the Trust are Sharon Phelan, wife of Mervyn A. Phelan, Sr., the children and grand_children of Mervyn A. Phelan, Sr. Mervyn A. Phelan, Jr. is also the president of Silver Streak Investments with the stock in that company being owned by the Aliso Circle Trust.

U.S. West Homes depends upon its key personnel, including Mervyn A.
Phelan, Sr., Chief Executive Officer, Craig H. Brown, President, both of whom have been indicted and named in civil actions alleging securities fraud in an alleged scheme to manipulate the stock of Freedom Surf, Inc. (now known as Freestar Technologies, Inc.)
-------------------------------------------------------------------------------

         Our success will depend to a large extent on the executive personnel of U.S. West Homes. Should U.S. West Homes loose all or a majority of its executives, its business could be substantially impacted in an adverse way if personnel of similar caliber and experience could not be hired.

         The persons who are key to our continued property development are Mervyn A. Phelan, Sr., Chief Executive Officer, Craig H. Brown, President, and the person responsible for seeking new development projects and finding financing for those projects, Richard Greene and Martin Richelli, outside consultants to U.S. West Homes who also acts to seek new projects, negotiates the purchase of properties for U.S. West Homes and seeks financing for those projects, negotiating the terms of that financing. Both Craig H. Brown and Mervyn A. Phelan, Sr. have written employment agreements which requires their services for the next four years. likewise, there are written consulting agreement with the above noted consultants for shorter periods of time. None of these persons are scheduled to retire. However, the age of Mervyn Phelan makes it possible that he could retire as soon as 2004. He has given no indication at this juncture that he intends to retire during that year.

         On September 30, 2002, the U.S. Securities and Exchange Commission filed a civil injunctive action in the United States District Court for the District of Utah against various individuals including Mervyn A. Phelan, Sr. and Craig H. Brown charging them with securities fraud in an alleged scheme to manipulate the stock of Freedom Surf, Inc. (now known as Freestar Technologies, Inc.). U.S. West Homes has had no business relationship with Freedom Surf, Inc. U.S. West Homes has never had any ownership position in Freedom Surf, Inc. Mervyn A. Phelan, Sr. and Craig H. Brown were never officers, directors or employees of Freedom Surf, Inc. In January, 2003, these individuals attended a hearing where criminal charges were brought by the United States Attorney in the Southern District of New York relating to these same events charging violation of 18 USC Section 1343 and 1346 and 17 USC, Code of Federal Regulations, Section 240.10b-5. Mervyn A. Phelan, Sr. and Craig H. Brown plead not guilty to such charges. Both Mervyn A. Phelan, Sr. and Craig H. Brown are officers and directors of U.S. West Homes. Both intend to remain as officers and directors of U.S. West Homes as they defend these actions. Although Messrs. Phelan and Brown believe that recent events will not effect the business plans of U.S. West Homes, it is possible that either or both could be convicted of the criminal charges in the United States District Court in the Southern District of New York and/or be enjoined by the United States District Court in the District of Utah, and in either such case, be forced to resign as directors and officers of U.S. West Homes.

U.S. West is under formal investigation by the U.S. Securities and Exchange Commission for possible violations of federal securities laws.
------------------------------------------------------------------------

         The U.S. Securities and Exchange Commission is conducting a formal investigation of U.S. West Homes into various accounting matters into the events that led to our restatement of our financial results for 1999 and our acquisition of certain properties located in Baja, Mexico and the disposition of Senior Care International, S.A. de C.V., the subsidiary which held those properties. We are cooperating with the investigation and have provided documents requested by the SEC, and former and current employees have met with SEC personnel. No formal action has been taken by the SEC against U.S. West as of the date of this prospectus. However, it is possible that the SEC could commence litigation proceedings against U.S. West Homes, its officers, directors, or employees. The potential results of such litigation would be inherently unpredictable. The uncertainty associated with such potential litigation could harm our business and financial condition. In addition, negative developments with respect to the investigation and such potential litigation could cause our stock price to decline. Moreover, although we are unable to determine the amount, if any, that we may be required to pay in connection with the resolution of such a litigation, any such payment could harm our financial condition. In addition, such litigation could contain requests for injunctive relief, including an injunction prohibiting any of our officers or directors from continuing as officers or directors of U.S. West Homes.

U.S. West Homes has never issued cash dividends
-----------------------------------------------

         U.S. West Homes has never paid any cash dividends on its common stock and it is unlikely that U.S. West Homes will pay any dividends on our Common Stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

There are restricted shares of U.S. West Homes common stock which could be sold into the market in the future
-------------------------------------------------------------------------------

         The Company has issued shares that are "restricted securities" as that term is defined by Rule 144 of the Securities Act and will become eligible for resale in approximately one year from the date of issue or upon the registration of those shares by a future registration statement.

         Rule 144 provides that, in general, a person holding restricted securities for a minimum period of one (1) year may, every three (3) months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of our then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four (4) calendar weeks immediately prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of us and was not an affiliate at any time during the ninety (90) day period immediately prior to such sale, and who has satisfied a two (2) year holding period. Sales of our Common Stock by shareholders under Rule 144 may have a depressive effect on the market price of our Common Stock.

         The following table shows the number of shares in the Company common stock which could come onto the market over the next year which were issued as restricted securities and shows the approximate date by which those shares could be sold:

Approximate          Approximate
date available       number of additional shares
for sale             available for sale
---------------------------------------

June 1, 2003        265,780,000

Dec. 31, 2003       180,000,000

Feb. 1, 2004        240,000,000

Reliance of U.S. West Homes upon sales from its furniture division
------------------------------------------------------------------

         Noble Furniture was purchased by U.S. West Homes on April 28, 2000. Since that time, the furniture operations have continued to have gross sales of approximately $5,000,000 per year. All costs to operate the furniture company come from furniture sales or from a credit line which Noble has with outside financing sources. It has never depended upon U.S. West Homes for any costs of operations. Likewise, U.S. West Homes does not depend upon Noble furniture for any monies for its operations. Because over the last two years, sales at Noble have generally been flat and there has been no appreciable profit from that division, U.S. West Homes could not expect to rely upon Noble for any of its operating expenses. Furthermore, it should be noted that unless Noble continues the level of sales which it currently has, it would not be able to support itself and could need additional financing to meet its costs. Presently, other than the current financing sources, Noble furniture has no other source of income.

U.S. West Homes is limited by its geographic concentration in the Southwest
---------------------------------------------------------------------------

         U.S. West Homes presently is considering only building in the Southwestern United States in Southern California and Nevada. Furthermore, it depends upon building in the Baja California region of Mexico for income on its promissory notes. Should there be a regional recession or depression in business or, more specifically, in the building business, in the geographical area where U.S. West Homes operates, this would severely impact the ability of the company to get loans for its development projects, would impede the company's ability to build projects, complete them or to sell its completed homes thus severely limiting U.S. West Homes' income stream in the future.

                                 USE OF PROCEEDS

         We are registering 6,174,267 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholders' shares.

                              SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale of 6,174,267 shares of our common stock by the selling stockholders identified below. Except as indicated below, none of the selling stockholders are or have been affiliates of ours.

         The selling stockholders will determine when they will sell their shares, and in all cases, will sell their shares at the current market price or at negotiated prices at the time of the sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares sold by the selling stockholders. The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders.

                                             Shares Beneficially Owned Prior to
                                                       Offering (1)
                                             ----------------------------------
                                                                                    Shares       Percentage of
                                                                                  Beneficially       Class
                                                Number of    Number of Share      Owned After     Owned After
Name                                          Shares Owned       Offered          Offering (2)   Offering (2)
---------------------------------------       ------------   ----------------     ------------   -------------
Craig H. Brown (3)                            165,408,000(4)    6,174,267         159,233,733      24.2%
---------------------------------------         ---------       ---------
TOTAL                                         165,408,000       6,174,267

(1) Includes shares underlying presently exercisable options.
(2) Assumes all of the offered shares are sold.
(3) Craig H. Brown is our President and one of our directors.
(4) Craig H. Brown is the trustee of the Vista de Catalina Irrevocable Trust and is president and majority shareholder of International Capital Group, both entities being the registered owner of a portion of the shares listed as owned by this person.

The selling stockholders obtained their shares of common stock as follows:

         * 125,408,000 shares pursuant to an employment agreement dated December 5, 2002

         * Options to obtain an additional 40,000,000 shares which are exercisable at any time at a price of $.026 per share.

                              PLAN OF DISTRIBUTION

         This prospectus covers the resale by selling stockholders of shares of our common stock that they have already purchased from us. Selling stockholders may sell their shares of common stock either directly or through a broker-dealer in one or more of the following kinds of transactions:

         *        transactions in the over-the-counter market;

         *        transactions on a stock exchange that lists our common stock;
                  or

         * transactions negotiated between selling stockholders and purchasers, or otherwise.

         Broker-dealers may charge commissions to both selling stockholders selling common stock and purchasers buying shares sold by a selling stockholder. Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         To the extent required by laws, regulations or agreements we have made, we will file a prospectus supplement during the time the selling stockholders are offering or selling shares covered by this prospectus in order to add or correct important information about the plan of distribution for the shares and in accordance with our obligation to file post-effective amendments to the prospectus as required by Item 512 of Regulation S-B. In addition to any other applicable laws or regulations, selling stockholders must comply with regulations relating to distributions by selling stockholders, including Regulation M under the Securities Exchange Act of 1934. Regulation M prohibits selling stockholders from offering to purchase and purchasing our common stock at certain periods of time surrounding their sales of shares of our common stock under this prospectus. Some states may require that registration, exemption from registration or notification requirements be met before selling stockholders may sell their common stock. Some states may also require selling stockholders to sell their common stock only through broker-dealers.

         We will not receive any proceeds from the sale of the shares by the selling stockholders pursuant to this prospectus. We have agreed to bear the expenses (other than broker's commissions and similar charges) of the registration of the shares, including legal and accounting fees, which we expect to total approximately $25,000. The selling stockholders may also use Rule 144 under the Securities Act of 1933 to sell the shares if they meet the criteria and conform to the requirements of such Rule. Offers or sales of the shares have not been registered or qualified under the laws of any country other than the United States. To comply with certain states' securities laws, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. There can be no assurance that the selling stockholders will sell any or all of the shares offered by them hereunder.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS AND
OFFICERS

         Our Articles of Incorporation provides for indemnification of personal liability of our Directors to the fullest extent permitted by Nevada Law.

         Article X of the Articles of Incorporation, which is set forth below in its entirety, provides for indemnification of officers, directors, employees and agents substantially to the extent permitted under the Nevada Revised Business Corporation Act.

         Article X of the Articles of Incorporation provides as follows:

                                   "ARTICLE X
                                 INDEMNIFICATION

         Section 1. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         2. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action or suit by or in the right of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he aced in good faith an in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses with such court shall deem proper.

         3. To the extent that any person referred to in paragraphs 1 and 2 of this Article X has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to therein or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         4. Any indemnification under paragraphs 1 and 2 of this Article XI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in paragraphs 1 and 2 of this Article X. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or other proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (C) by the stockholders.

         5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as provided in this Article X.

         6. The indemnification provided by this Article X shall not be deemed exclusive or any other rights to which those seeking indemnification may be entitled under any statue, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, office, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         7. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust of other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article X

         8. For the purposes of this section, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving Corporation so that any person who is or was a director, officer, employee or agent or such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation in the same capacity."

         Additionally, Article VI of the Amended and Restated By-Laws provides as follows:

                                   ARTICLE VI

               INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES,
                                AND OTHER AGENTS

         Section 1. ACTIONS OTHER THAN BY THE CORPORATION. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         Section 2. ACTIONS BY THE CORPORATION. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Section 3. SUCCESSFUL DEFENSE. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         Section 4. REQUIRED APPROVAL. Any indemnification under Sections 1 and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a) By the stockholders;

                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         Section 5. ADVANCE OF EXPENSES. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         Section 6. OTHER RIGHTS. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article VI:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                  (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         Section 7. INSURANCE. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

         Section 8. RELIANCE ON PROVISIONS. Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

         Section 9. SEVERABILITY. If any of the provisions of this Article are held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

         Section 10. RETROACTIVE EFFECT. To the extent permitted by applicable law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors.

         The indemnification provisions in the Articles of Incorporation and bylaws and the indemnification agreements which we may enter into with our directors and officers may besufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act. However, we are aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

         Spectrum Law Group, LLP, of Irvine, California, will pass upon the validity of the shares of common stock offered hereby. Spectrum Law Group, LLP and certain affiliates of Spectrum Law Group, LLP own approximately 3,000,000 shares of our common stock and may be issued additional shares pursuant to the terms of its retention.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's offices located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

         We have filed with the SEC a registration statement on Form S-8 under the Securities Act with respect to the shares. This reoffer prospectus, which constitutes a part of that registration statement, does not contain all the information contained in that registration statement and its exhibits. For further information with respect to U.S West and the shares, you should consult the registration statement and its exhibits. Statements contained in this reoffer prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying through the entities listed above.

                       INCORPORATED DOCUMENTS BY REFERENCE

         The SEC allows U.S. West to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this reoffer prospectus, and information that we file later with the SEC will automatically update and supersede this information.

         The following documents, which have been filed by U.S. West with the SEC, are incorporated herein by reference:

      (1) Our Annual Report on Form 10-KSB, as amended, for the fiscal years ended December 31, 2000, as restated, and December 31, 2001, as restated;

      (2) Our Quarterly Report on Form 10-QSB, as amended, for the three months ended March 31, 2001, as restated, and March 31, 2002;

      (3) Our Quarterly Report on Form 10-QSB, as amended, for the three and six months ended June 30, 2001, as restated, and June 30, 2002;

      (4) Our Quarterly Report on Form 10-QSB, as amended, for the three and nine months ended September 30, 2001, as restated, and September 30, 2002;

      (5)   Our Current Report on Form 8-K filed September 18, 2002;

      (6) Our Definitive Information Statement on Schedule 14C filed December 27, 2002;

      (7)   Our Current Report on Form 8-K filed January 14, 2003; and

      (8)   Our Current Report on Form 8-K filed February 28, 2003.

         All documents that we have filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this reoffer prospectus and prior to the completion of the offering, including subsequent annual reports filed on Form 10-KSB, shall be deemed to be incorporated by reference into this reoffer prospectus and to be part of this reoffer prospectus from the date of filing of these documents.

         We will provide without charge to each person, including any beneficial owner, to whom a copy of this reoffer prospectus is delivered, a copy of any or all documents incorporated by reference into this reoffer prospectus except the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You may request copies by writing U.S. West Homes, Inc., Report Requests, 410 Broadway, 2nd Floor, Laguna Beach, Cslifonia 92651.

                                     PART II

             INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13a, 13c, 14 or 15d of the Securities Exchange Act of 1934.

      (1) Our Annual Report on Form 10-KSB, as amended, for the fiscal years ended December 31, 2000, as restated, and December 31, 2001, as restated;

      (2) Our Quarterly Report on Form 10-QSB, as amended, for the three months ended March 31, 2001, as restated, and March 31, 2002, as restated,;

      (3) Our Quarterly Report on Form 10-QSB, as amended, for the three and six months ended June 30, 2001, as restated, and June 30, 2002, as restated,;

      (4) Our Quarterly Report on Form 10-QSB, as amended, for the three and nine months ended September 30, 2001, as restated, and September 30, 2002;

      (5)   Our Current Report on Form 8-K filed September 18, 2002;

      (6) Our Definitive Information Statement on Schedule 14C filed December 27, 2002;

      (7)   Our Current Report on Form 8-K filed January 14, 2003; and

      (8)   Our Current Report on Form 8-K filed February 28, 2003.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: U.S. West Homes, Inc., Report Requests,
410 Broadway, 2nd Floor, Laguna Beach, CA 92651-1830.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF EXPERTS AND COUNSEL

See disclosure in Part I of this Amendment No. 1 to Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

See disclosure in Part I of this Amendment No. 1 to Registration Statement.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8. EXHIBITS

Exhibit  No.       Description
-----------        -----------

Exhibit 3(i)a: Articles of Incorporation [incorporated by reference filed on Form 10-SB on December 27, 2000].

Exhibit 3(i)b: Articles & Agreement & and Plan of Merger [incorporated by reference filed on Form 10KSB on April 17, 2002].

Exhibit 3(i)c: Amendment to Articles of Incorporation increasing share authorization [incorporated by reference filed in Definitive Information Statement on Form 14c on February 12, 2002].

Exhibit 3(i)d: Certificate of Powers, Designations, Preferences & Rights of Series F Preferred stock [Incorporated by reference filed with Annual Report on Form 10-KSB on April 16, 2002].

Exhibit 3(i)e: Certificate of Powers, Designations, Preferences & Rights of Series G Preferred stock [Incorporated by reference filed with Annual Report on Form 10-KSB on April 16, 2002].

Exhibit 3(i)f: Certificate of Powers, Designations, Preferences & Rights of Series J Preferred stock [Incorporated by reference filed with Annual Report on Form 10-KSB on April 16, 2002].

Exhibit 3(i)g: Certificate of Powers, Designations, Preferences & Rights of Series K Preferred stock [Incorporated by reference filed with Annual Report on Form 10-KSB on April 16, 2002].

Exhibit 3(i)h: Amendment to Articles of Incorporation increasing share authorization [incorporated by reference filed in Definitive Information Statement on Form 14c on June 25, 2002].

Exhibit 3(i)i: Amendment to Articles of Incorporation changing name of the corporation [incorporated by reference filed in Definitive Information Statement on Form 14c on September 13, 2002].

Exhibit 3(i)j: Amendment to Articles of Incorporation increasing share authorization [incorporated by reference filed in Definitive Information Statement on Form 14c on December 26, 2002].

Exhibit 3(ii): Amended & Restated Bylaws dated January 2, 2003 [incorporated by reference filed in Registration Statement on Form S-8 on February 12, 2003].

Exhibit 5:(i)     Opinion of Spectrum Law Group, LLP re: legality of shares

Exhibit 10(i):    Employment Agreement with Craig H. Brown [previously filed].

Exhibit 23(i): Consent of Spectrum Law Group, LLP (filed as Exhibit 5(i) herein)

Exhibit 23(ii):   Consent of McKennon, Wilson & Morgan, LLP

ITEM 9. UNDERTAKINGS.

               A. The undersigned registrant hereby undertakes to file during any period in which offers or sales of the securities are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed or any material change to such information set forth in the Registration Statement.

               B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               C. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               D. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Issuer certifies that it has reasonable grounds to believe that is meets all of the requirements for filing of this S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Laguna Beach, State of California, on February 28, 2003.

     U.S. West Homes, Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     of the Board of Directors & Director

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated:

Signature                                 Title                       Date
--------------------------------------------------------------------------------

/s/ Mervyn A. Phelan, Sr.            Chief Executive Officer
-------------------                  Chairman of the Board
Mervyn A. Phelan, Sr.                of Directors             February 28, 2003

/s/ Craig H. Brown                   President                February 28, 2003
-------------------                  Director
Craig H. Brown

/s/ John Semmens                     Chief Financial          February 28, 2003
-------------------                  Officer
John Semmens

/s/ David Edwards                    Member of the Board      February 28, 2003
-------------------
David Edwards

/s/ John Tanner                      Member of the Board      February 28, 2003
-------------------
John Tanner